Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS HOLDINGS
IN THE PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, May 27, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated May 13, 2019, that under the agreement (the “Agreement”) signed by Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) (“EPI”), for the sale of a 100% interest in a Special Purpose Vehicle which holds a site in Bangalore, India, to a local investor (the “Purchaser”), the Purchaser has paid approximately €0.375 million out of the approximately €2.25 million to be paid in Q2 2019. The remaining amount is expected to be paid until the end of June 2019.

As of the date hereof, the Purchaser paid to EPI approximately €10.63 million on account of the consideration, which EPI is entitled to forfeit if the Purchaser does not close the transaction as per the Agreement. Further, the Purchaser has mortgaged approximately 8.7 acres of plots as security for completion of the transaction.

The information detailed above, concerning the future consideration under the transaction to sell the site in Bangalore, India, is a forward-looking statement. Actual results may differ materially from those projected, expressed or implied in the forward-looking statement as a result of various factors including, without limitation, a change in market conditions, disputes with the purchaser, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2018, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements, unless required by law.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com